

Mail Stop 3030

December 4, 2015

Via E-mail
Jeffrey A. Duchemin
Chief Executive Officer
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, Massachusetts 01746

Re: **Harvard Bioscience, Inc.**
Form 10-K for the fiscal year ended December 31, 2014
Filed March 12, 2015
File No. 001-33957

Dear Mr. Duchemin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis, page 27

1.   We note your disclosure that your revenues during fiscal 2014 increased as compared to fiscal 2013 and that the increase was the result of revenues from newly acquired business and organic growth. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor such as increases or decreases in revenue from business acquisitions or organic growth that affected your overall revenues. For factors such as organic growth, please discuss the underlying material causes for the increase in growth. Please revise future filings in response to this comment. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

2.   Where you attribute changes in gross margin to shifts in "product mix," please revise future filings to clarify how that mix has shifted such that gross margin was impacted. In addition, we note the reference on page 4 to five product families and the subsequent disclosure describing those families. Please revise future filings to include the disclosure required by Regulation S-K Item 101(c)(1)(i).

3.   We note your first risk factor references that a significant portion of your revenues are derived from customers who are dependent for their funding upon grants from the NIH and similar agencies in other countries and your statements in your third quarter conference call that the global slowdown in the academic and government research markets due to budget constraints continues to be challenging. In your future filings, please disclose any known trends affecting your business. Please refer to Regulation S-K Item 303(a)(3)(ii). Please also revise future filings to clarify the extent to which you are indirectly dependent on such funding. We note, for example, the references in your third quarter conference call to deriving 70% of your revenue from the academic and government research market.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Chad J. Burns, Esq.
       Burns & Levinson LLC